Mail Stop 3010

February 19, 2010

Mr. Glen Ceiley
Chief Executive Officer
EACO Corporation
1500 North Lakewood Avenue
Anaheim, CA 92807

>     **Re:     EACO Corporation**
>     **Form 10-KT for the Period Ended August 31, 2009**
>     **Form 10-Q for the Period Ended November 30, 2009**
>     **File No. 0-14311**

Dear Mr. Ceiley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the Period Ended August 31, 2009

Financial Statements, page F-2

1.     A transition report filed on Form 10-K must comply with the financial statement requirements of Regulation S-X, including audited balance sheets as of the end of each of the two most recent fiscal years and audited statements of income, cash flows, and owners' equity for each of the two most recent fiscal years for smaller reporting companies. As such, please amend your filing to include an audited balance sheet for the fiscal year ended January 2, 2008, and audited statements of income, cash flows, and owners' equity for the fiscal years ended December 31, 2008, and January 2, 2008.

Exhibit 31.1

2.      We note that you omitted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in paragraph 4 of your certification.  We also note that you refer to the "quarterly report" instead of "report" in paragraph 4(c) of your certification in the Form 10-Q for the period ended November 30, 2009.  Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486.

Sincerely,


Daniel L. Gordon
Branch Chief